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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                              Global Crossing Ltd.
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    G3921A100
                                    ---------
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)
             -------------------------------------------------------

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

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-------------------                                   ----------------------
CUSIP No. G3921A100                 13G               Page  2   of  5  Pages
         ----------                                        ---     ---
-------------------                                   ----------------------

-----------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Canadian Imperial Bank of Commerce
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [_]
                                                                (b) [X]
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada
-----------------------------------------------------------------------------
                 5    SOLE VOTING POWER


                      -0-
                 ------------------------------------------------------------
     NUMBER OF   6    SHARED VOTING POWER
      SHARES
   BENEFICIALLY       48,588,400
     OWNED BY
                 ------------------------------------------------------------
       EACH      7    SOLE DISPOSITIVE POWER
     REPORTING
      PERSON          -0-
       WITH      ------------------------------------------------------------
                 8    SHARED DISPOSITIVE POWER

                      48,588,400
-----------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       48,588,400
-----------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

       [ ]
-----------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       22.4%
-----------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO

-----------------------------------------------------------------------------

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Item 1(a):          Name of Issuer:
----------          ---------------
                    Global Crossing Ltd. (the "Company")

Item 1(b):          Address of Issuer's Principal Executive Offices:
----------          ------------------------------------------------
                    110 East 59th Street
                    New York, NY  10022

Item 2(a)           Name of Person Filing:
---------           ----------------------
                    Canadian Imperial Bank of Commerce ("CIBC").

Item 2(b):          Address of Principal Business Office:
----------          -------------------------------------
                    The business  address of CIBC is Commerce Court,  Canada M5L
                    1A2.

Item 2(c):          Citizenship:
----------          ------------
                    CIBC is a bank organized under the Bank Act of Canada.

Item 2(d):          Title of Class of Securities:
----------          -----------------------------
                    Common Stock

Item 2(e):          CUSIP Number:
----------          -------------
                    G3921A100

Item 3:             If the reporting person is an investment  advisor in
-------             accordance  with ss. 240.13d-1(B)(1)(ii)(E),
                    check this box [ ]

Item 4:             Ownership:
-------             ----------
                    CIBC may be deemed to beneficially own 48,588,400 shares (the "Shares") of the Company's Common Stock, par value $.01 per share (the "Common Stock"), which are directly held by subsidiaries and affiliates of CIBC. CIBC may be deemed to share the voting and dispositive power with respect to the Shares. See Item 6. Jay R. Bloom and Dean C. Kehler, directors of the Company, and Andrew Heyer are officers of an affiliate of CIBC and share voting and dispositive power with respect to the Shares and may be deemed to beneficially own them. Jay R. Levine, William P. Phoenix and Bruce Raben, each of whom serves as a director of the Company, are employees of an affiliate of CIBC and also may be deemed to beneficially own the Shares. Messrs. Levine, Phoenix and Raben disclaim such beneficial ownership.

                    (a) 45,588,400 shares of Common Stock, as of the date of this Statement.

                    (b)   22.4%


                               Page 3 of 5 Pages
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                    (c)   (i)   -0-

                          (ii)  48,588,400

                          (iii) -0-

                          (iv)  48,588,400

Item 5:             Ownership of Five Percent or Less of a Class:
-------             ---------------------------------------------
                    Not applicable.

Item 6:             Ownership of More than Five Percent on Behalf
-------             ---------------------------------------------
                    of Another Person:
                    ------------------
                    As reported above, CIBC may be deemed to have direct or indirect voting and/or investment discretion over 48,588,400 shares of the Company's Common Stock which are held for the benefit of subsidiaries and affiliates of CIBC. Such subsidiaries and affiliates have the right to receive dividends as well as the proceeds from sale of the Shares. The interests of each of such persons and entities (other than Global Crossing Ltd., LDC, a wholly owned subsidiary of
                    CIBC), taken individually, do not exceed more than five percent of the class of Common Stock.

Item 7:             Identification and Classification of the Subsidiary
-------             ---------------------------------------------------
                    Which Acquired the Security Being Reported on By
                    ------------------------------------------------
                    the Parent Holding Company:
                    ---------------------------
                    Not applicable.

Item 8:             Identification and Classification of
-------             ------------------------------------
                    Members of the Group:
                    Not applicable.

Item 9:             Notice of Dissolution of Group:
-------             -------------------------------
                    Not applicable.

Item 10:            Certification:
--------            --------------
                    Not applicable.





                               Page 4 of 5 Pages
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                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999


                                        CANADIAN IMPERIAL BANK OF COMMERCE



                                        By: /s/ Patricia A. Bourdon
                                            ------------------------------
                                            Name:  Patricia A. Bourdon
                                            Title: Assistant Secretary




                               Page 5 of 5 Pages